August 11, 2010

Peggy Fisher
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, DC 20549

Re:	Manthey Redmond Corporation
Registration Statement on Form S-1
File No. 333-161600

Ms. Fisher:

In order to clarify any confusion arising from the letter of August 8, 2010, Manthey Redmond Corporation is not seeking acceleration of its registration statement at this time, but will do so at some future time.

Sincerely, Lee W. Cassidy